Exhibit 99

October 08, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Sale of shares of HDFC Education and Development Services Private Limited (“HDFC Edu”) by HDFC Bank Limited

We refer to our earlier intimations dated March 30, 2024 and July 20, 2024 wherein it was informed that the Bank has decided to undertake the sale of its 100% stake in HDFC Edu, a wholly owned subsidiary of the Bank.

In this connection, we wish to inform you that the Board of Directors of the Bank has today approved sale of 100% stake in HDFC Edu to Vama Sundari Investments (Delhi) Private Limited, being the successful bidder under the sale process.

The details as required are provided hereunder:

Particulars	Details
Name of the target entity, details in brief such as size, turnover etc.	HDFC Education and Development Services Private Limited (HDFC Edu) For the financial year ended March 31, 2024 for HDFC Edu: Total income: Rs. 18.18 crore Total assets: Rs. 197.05 crore
Whether the sale would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being sold? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”

The Bank has no promoter/ promoter group.

Vama Sundari Investments (Delhi) Private Limited (“Vama Sundari”) is a related party of HDFC Asset Management Company Ltd. (a subsidiary of the Bank) and accordingly, sale of shares to Vama Sundari would be a related party transaction for the Bank. In compliance with the provisions of the Listing Regulations, prior approval of the Audit Committee of the Bank has been obtained for the said transaction.

The transaction is done on arm’s length. The price discovery was made pursuant to swiss challenge process / bid process.

Industry to which the entity being sold belongs	Education services

Objects and effects of sale (including but not limited to, disclosure of reasons for sale of target entity, if its business is outside the main line of business of the listed entity)	Sale of 100% stake in HDFC Edu to Vama Sundari is pursuant to the RBI letter to the Bank dated April 20, 2023, mandating a full divestment from the said entity within 2 years from the Effective Date of merger of e-HDFC Limited with and into the Bank i.e. on or before June 30, 2025.
Brief details of any governmental or regulatory approvals required for the sale	Not applicable
Indicative time period for completion of the sale / Date of completion of sale

While the Bank would divest 91% stake in HDFC Edu on or before October 31, 2024, the remaining stake would be divested no later than June 30, 2025.

Upon completion of sale of remaining 9% stake, necessary disclosure would once again be made by the Bank, in terms of the applicable provisions of the Listing Regulations.

Nature of consideration - whether cash consideration or share swap and details of the same	All cash consideration
Cost of sale/ price at which the shares are being sold	Sale price of Rs. 9.60 per share for 20,00,00,000 shares, aggregating to Rs. 192 crore.
Percentage of shareholding/ control divested and/ or number of shares sold	The Bank would divest 91% stake in HDFC Edu on or before October 31, 2024, and the remaining stake would be divested no later than June 30, 2025.
Brief background about the entity sold in terms of products/line of business sold, date of incorporation, history of last 3 years turnover, country in which the entity being sold has presence and any other significant information (in brief)

HDFC Edu is in the business of providing services related to schools, higher education, vocational education and training, supplemental education including but not limited to school management and improvement services, providing consultancy and/or expertise on education, building and classroom design and campus management, providing any land, building, structure and/or other immovable property whether on a lease or any other basis, and to carry on the related pursuits in running educational institutions.

Date of Incorporation: November 17, 2011

Total income of HDFC Edu for the last 3 financial years (ended March 31st):

FY22: Rs. 10.02 crore

FY23: Rs. 16.18 crore

FY24: Rs. 18.18 crore

Country of Presence: India

Accordingly, we wish to inform you that HDFC Edu would cease to be a subsidiary of the Bank with effect from the date of sale of 91% stake. A separate disclosure on the same would be made in accordance with the applicable regulations.

You are requested to take note of the above and arrange to bring this to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary and Head – Group Oversight